SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 8)*

Under the Securities Exchange Act of 1934

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A.

(Provida Pension Fund Administrator)

(Name of Issuer)

SHARES OF COMMON STOCK, WITHOUT PAR VALUE

(Title of Class of Securities)

P7919K103

(CUSIP Number)

Brian V. Breheny

Skadden, Arps, Slate, Meagher & Flom LLP

1440 New York Avenue, N.W.

Washington, D.C. 20005

Telephone: (202) 371-7000

February 27, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. P7919K103	13D

1.	NAMES OF REPORTING PERSONS MetLife, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 313,863,171
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 313,863,171
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 313,863,171
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 95.7%
14.	TYPE OF REPORTING PERSON (see instructions) CO, HC

CUSIP No. P7919K103	13D

1.	NAMES OF REPORTING PERSONS Inversiones MetLife Holdco Dos Limitada
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 139,017,967
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 139,017,967
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,017,967
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.4%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. P7919K103	13D

1.	NAMES OF REPORTING PERSONS Inversiones MetLife Holdco Tres Limitada
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 139,017,967
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 139,017,967
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,017,967
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.4%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. P7919K103	13D

1.	NAMES OF REPORTING PERSONS MetLife Chile Inversiones Limitada
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 35,827,237
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 35,827,237
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,827,237
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14.	TYPE OF REPORTING PERSON (see instructions) CO

This Amendment No. 8 (this “Amendment No. 8”) is being filed by MetLife, Inc. (“MetLife”), and its indirect wholly-owned subsidiaries, Inversiones MetLife Holdco Dos Limitada (“Holdco 2”), Inversiones MetLife Holdco Tres Limitada (“Holdco 3”) and MetLife Chile Inversiones Limitada (“Chile Inversiones,” and collectively with MetLife, Holdco 2 and Holdco 3, the “Reporting Persons”) with respect to the Common Shares, without par value (collectively, the “Common Shares,” and each a “Common Share”), of Administradora de Fondos de Pensiones Provida S.A. (the “Company”), and it hereby amends the statement of beneficial ownership on Schedule 13D originally filed on October 11, 2013, as amended on March 21, 2014, August 28, 2014, November 17, 2014, May 12, 2015, June 24, 2015, July 6, 2015 and September 4, 2015 (collectively with this Amendment No. 8, the “Schedule 13D”). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 4.	Purpose of Transactions

Item 4 is hereby amended and supplemented by adding the following:

The Reporting Persons are filing this Amendment No. 8 to report an increase in the percentage of Common Shares directly or indirectly held by the Reporting Persons due to the cancellation of 3,300,963 Common Shares acquired by the Company from the dissenting shareholders of the Merger who properly exercised withdrawal rights and held by the Company in treasury following the one year anniversary of the date of such acquisition (when in accordance with Chilean law such treasury shares are automatically deemed cancelled and no longer issued and outstanding).

The Reporting Persons may at any time, or from time to time, (i) acquire additional Common Shares, including Common Shares held by the Company in treasury, in the open market, in privately negotiated transactions, or otherwise, (ii) otherwise seek control or seek to influence the management and policies of the Company or (iii) change their intentions with respect to any such matters, in each of the cases of (i) and (ii), based upon the Reporting Persons’ evaluation of the Company’s businesses and prospects, price levels of the Common Shares, conditions in the securities and financing markets and in the Company’s industry and the economy in general, regulatory developments affecting the Company and its industry and other factors deemed relevant.

Except as set forth in this Schedule 13D (including any information incorporated by reference) and in connection with the transactions described in this Schedule 13D, none of the Reporting Persons has any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 to the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 (a, b) is hereby amended and restated as follows:

(a, b) Holdco 2 is the direct record owner and has shared voting and dispositive power with respect to 139,017,967 Common Shares, representing approximately 42.4% of the outstanding Common Shares. Holdco 3 is the direct record owner and has shared voting and dispositive power with respect to 139,017,967 Common Shares, representing approximately 42.4% of the outstanding Common Shares. Chile Inversiones is the direct record owner and has shared voting and dispositive power with respect to 35,827,237 Common Shares, representing approximately 10.9% of the outstanding Common Shares. MetLife may be deemed to beneficially own and have shared voting and dispositive power with respect to 313,863,171 Common Shares, representing 95.7% of the issued and outstanding Common Shares, which are the Common Shares held by its indirect wholly-owned subsidiaries, Holdco 2, Holdco 3 and Chile Inversiones.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

Dated as of: March 2, 2016

MetLife, Inc.

By:	/s/ Timothy J. Ring
Name:	Timothy J. Ring
Title:	Senior Vice President and Secretary

Inversiones MetLife Holdco Dos Limitada

By:	/s/ Randal W. Haase
Name:	Randal W. Haase
Title:	Authorized Representative

Inversiones MetLife Holdco Tres Limitada

By:	/s/ Randal W. Haase
Name:	Randal W. Haase
Title:	Authorized Representative

MetLife Chile Inversiones Limitada

By:	/s/ Randal W. Haase
Name:	Randal W. Haase
Title:	Authorized Representative